UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

YPF Sociedad Anónima (the “Issuer”)
(Name of Issuer)
Class D Common Shares, par value 10 pesos per share (“Class D Shares”) American Depositary Shares, Each Representing One Class D Share (“ADSs”)
(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,974,695 ADSs (representing 19,974,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Class D Shares outstanding (the 19,974,695 ADSs representing 19,974,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,424,695 ADSs (representing 6,424,695 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 6,424,695 ADSs (representing 6,424,695 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,424,695 ADSs (representing 6,424,695 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6% of the total Class D Shares outstanding (the 6,424,695 ADSs representing 6,424,695 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Grupo Financiero Inbursa, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -

SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,550,000 ADSs (representing 13,550,000 Class D Shares)[1] (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 13,550,000 ADSs (representing 13,550,000 Class D Shares)[1] (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,550,000 ADSs (representing 13,550,000 Class D Shares)[1] (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4% of the total Class D Shares outstanding (the 13,550,000 ADSs representing 13,550,000 Class D Shares) (See Item 4(b))
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1 Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 11 of 15 Pages

Item 1.
(a)	Name of Issuer: YPF Sociedad Anónima (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: Macacha Güemes 515 C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso, S.A. de C.V, formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”). The Slim Family also owns a majority of the outstanding voting equity securities of Grupo Financiero Inbursa, S.A.B. de C.V. (“GFI”).

(2)

Inversora Carso, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies.

(3)

GFI, a sociedad anónima bursátil de capital variable organized under the laws of Mexico, is a financial services holding company. GFI owns the majority of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 12 of 15 Pages

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México D.F.
México

(ii) Inversora Carso’s principal business address is:

Lago Zurich 245
Presa Falcon, Piso 20
Colonia Granada Ampliación
11529 México D.F.
México

(iii) GFI’s principal business address is:

Paseo de las Palmas 750

Colonia Lomas de Chapultepec
11000 México D.F.
México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and each of Inversora Carso and GFI is a Mexican corporation.
(d)	Title of Class of Securities: Class D Common Shares, par value 10 pesos per share (“Class D Shares”) and American Depositary Shares, each representing one Class D Share (“ADSs”)
(e)	CUSIP Number: P9897X131 (Class D Shares); 984245100 (ADSs)
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 13 of 15 Pages
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

As of the date of this filing, (i) Inversora Carso, directly or indirectly, owns 6,424,695 ADSs, representing 6,424,695 Class D Shares, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inversora Carso, may be deemed to beneficially own indirectly the ADSs beneficially owned, directly or indirectly, by Inversora Carso.

As of the date of this filing, (i) GFI, directly or indirectly, owns 13,550,000 ADSs, representing 13,550,000 Class D Shares, and (ii) the Slim Family, which owns a majority of the outstanding voting equity securities of GFI, may be deemed to beneficially own indirectly the ADSs beneficially owned, directly or indirectly, by GFI.

(b)	Percent of Class:

The Class D Shares beneficially owned by the Slim Family constitute approximately 5.1% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 17, 2016.

The Class D Shares beneficially owned by Inversora Carso constitute approximately 1.6% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 17, 2016.

The Class D Shares beneficially owned by GFI constitute approximately 3.4% of the 393,260,983 issued and outstanding Class D Shares, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 17, 2016.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: As to the Slim Family: 19,974,695 Class D Shares As to Inversora Carso: 6,424,695 Class D Shares As to GFI: 13,550,000 Class D Shares
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or direct the disposition of: As to the Slim Family: 19,974,695 Class D Shares As to Inversora Carso: 6,424,695 Class D Shares As to GFI: 13,550,000 Class D Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:	☐

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 14 of 15 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Class D Shares reported as beneficially owned by GFI include ADSs representing Class D Shares owned by its subsidiary Banco Inbursa S.A., Institución de Banca Multiple, Grupo Financiero Inbursa.

Item 8.

Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Inversora Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family, Inversora Carso and GFI, which are filed as exhibits to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 14, 2014 in respect of their ownership of Class D Shares and the Joint Filing Agreement, which is filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on June 14, 2012 in respect of their ownership of Class D Shares, are hereby incorporated herein by reference.

CUSIP No. P9897X131 (Class D); 984245100 (ADSs)	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Raul Humberto Zepeda Ruiz
Raul Humberto Zepeda Ruiz
Marco Antonio Slim Domit	Attorney-in-Fact
February 13, 2017
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Raul Humberto Zepeda Ruiz Title: Attorney-in-Fact

GRUPO FINANCIERO INBURSA, S.A.B. DE C.V.

By: Raul Humberto Zepeda Ruiz Title: Attorney-in-Fact